RMR Industrials, Inc.

4601 DTC Blvd., Suite 130

Denver, CO 80237

April 26, 2019

Mr. Robert Shapiro

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RMR Industrials, Inc.

Form 10-K for Fiscal Year Ended March 31, 2018

Filed October 3, 2018

File No. 00-55402

Dear Mr. Shapiro:

Please let this letter serve as a request that the staff grant additional time to respond to the comment letter dated April 17, 2019 delivered to RMR Industrials, Inc. RMR Industrials, Inc. has limited accounting and operational personnel and while we are currently researching and preparing responses to your comments, we will need additional time to adequately address the comments raised in your letter dated April 17, 2019. As a result, RMR Industrials, Inc. proposes to submit a response to the Commission no later than May 15, 2019.

We greatly appreciate your corporation. Please feel free to contact Heidi Kelly directly at (303) 906-5327 if you have any questions or concerns.

Sincerely,

RMR Industrials, Inc.

/s/ Chad Brownstein

Chad Brownstein

Chairman and Chief Executive Officer

Cc: Heidi Kelly

RMR Industrials, Inc.

4601 DTC Blvd., Suite 130

Denver, CO 80237